UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

EROS INTERNATIONAL plc

(Name of Issuer)

A ORDINARY SHARES, GBP 0.30 PAR VALUE

(Title of Class of Securities)

G3788M114

(CUSIP Number)

FULLERTON FUND MANAGEMENT COMPANY LTD, 60B ORCHARD ROAD, 06-18 TOWER 2,
THE ATRIUM@ORCHARD, SINGAPORE 238891, TEL: +65 6828 6529

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 13, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
✓	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	13G	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FULLERTON FUND MANAGEMENT COMPANY LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION SINGAPORE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER 00,000
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.68%
12.		TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. G3788M114	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer EROS INTERNATIONAL PLC

(b)	Address of Issuer’s Principal Executive Offices 550 COUNTY AVENUE
SECAUCUS, NEW JERSEY 07094

Item 2.

(a)	Name of Person Filing FULLERTON FUND MANAGEMENT COMPANY LTD

(b)	Address of the Principal Office or, if none, residence 60B ORCHARD ROAD, #06-18 TOWER 2 THE ATRIUM@ORCHARD, SINGAPORE 238891

(c)	Citizenship SINGAPORE

(d)	Title of Class of Securities A ORDINARY SHARES, GBP 0.30 PAR VALUE

(e)	CUSIP Number G3788M114

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,000,000

(b)	Percent of class: 8.68%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,000,000

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of 2,000,000

	(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. G3788M114	13G	Page 4 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The reporting person is holding 8.68% of the class of securities reported herein on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.  The interest of one of such persons, BNP Paribas Trust Services Singapore Limited as trustee for Fullerton Alpha – Aggregate Fund, relates to more than five percent of such class of securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3788M114	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/22/2013
Date

/s/ Koh Boon San
Signature

Koh Boon San/Head, Risk & Compliance
Name/Title